UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at November 7, 2007

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 7, 2007

Print the name and title of the signing officer under his signature.

   1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.tasekomines.com

TASEKO UPDATES PROGRESS OF GIBRALTAR MINE EXPANSION

November 7, 2007 - Taseko Mines Limited (TSX:TKO; AMEX:TGB) today provided an update on the expansion and modernization project at its wholly owned Gibraltar copper-molybdenum mine.

As of the end of October, approximately $64 million has been spent for the Phase 1 expansion and modernization project which will increase daily milling capacity to 46,000 tons. The project remains on budget at a total investment of $74 million.

The initial phase of the flotation circuit upgrade is complete. The 10 new large float cells have been operating since August and the additional cleaner cells were commissioned in October.

All components for the SAG mill are now onsite, most of which have already been installed. Final assembly of the mill and support equipment is underway and testing of individual systems will begin mid month. Planning and construction is ongoing for the conversion of the rod mills to ball mills to accept feed from the SAG mill. The commissioning period is on time and scheduled to go live in the middle of December.

In May, following a successful 2-year exploration drilling program at Gibraltar, Taseko's Board of Directors approved a Phase 2 expansion. This expansion will increase production by an additional 20%, to 55,000 tons per day, by the end of 2008. Detailed engineering for the Phase 2 expansion is underway and construction is expected to commence in early 2008.

The increased Gibraltar reserves will support a mine life of 17 years at an average annual production rate of 115 million pounds of copper and 1.4 million pounds of molybdenum.

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, lack of continuity of mineralization, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.